UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

December 01, 2021

Barclays PLC
(Name of Registrant)

1 Churchill Place
London E14 5HP
England
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F x Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No x

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Report on Form 6-K is filed by Barclays PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to
General Instruction B to the General Instructions to Form 6-K.

EXHIBIT INDEX

Exhibit No. 1	Transaction in Own Shares dated 01 November 2021
Exhibit No. 2	Total Voting Rights dated 01 November 2021
Exhibit No. 3	Transaction in Own Shares dated 02 November 2021
Exhibit No. 4	Director/PDMR Shareholding dated 02 November 2021
Exhibit No. 5	Publication of Suppl.Prospcts dated 02 November 2021
Exhibit No. 6	Transaction in Own Shares dated 03 November 2021
Exhibit No. 7	Transaction in Own Shares dated 04 November 2021
Exhibit No. 8	Transaction in Own Shares dated 05 November 2021
Exhibit No. 9	Transaction in Own Shares dated 08 November 2021
Exhibit No. 10	Transaction in Own Shares dated 09 November 2021
Exhibit No. 11	Transaction in Own Shares dated 10 November 2021
Exhibit No. 12	Transaction in Own Shares dated 11 November 2021
Exhibit No. 13	Transaction in Own Shares dated 12 November 2021
Exhibit No. 14	Transaction in Own Shares dated 15 November 2021
Exhibit No. 15	Transaction in Own Shares dated 16 November 2021
Exhibit No. 16	Transaction in Own Shares dated 17 November 2021
Exhibit No. 17	Director/PDMR Shareholding dated 17 November 2021
Exhibit No. 18	Transaction in Own Shares dated 18 November 2021
Exhibit No. 19	Transaction in Own Shares dated 19 November 2021
Exhibit No. 20	Transaction in Own Shares dated 22 November 2021
Exhibit No. 21	Transaction in Own Shares dated 23 November 2021
Exhibit No. 22	Transaction in Own Shares dated 24 November 2021
Exhibit No. 23	Transaction in Own Shares dated 25 November 2021
Exhibit No. 24	Transaction in Own Shares dated 26 November 2021
Exhibit No. 25	Transaction in Own Shares dated 29 November 2021
Exhibit No. 26	Transaction in Own Shares dated 30 November 2021

__________________________________________________________________________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BARCLAYS PLC
(Registrant)

Date: December 01, 2021

By: /s/ Garth Wright --------------------------------
Garth Wright
Assistant Secretary

Exhibit No. 1

1 November 2021

Barclays PLC

Transaction in own shares

Barclays PLC (the "Company") announces that it has purchased for cancellation the following number of its ordinary shares of 25 pence each on the London Stock Exchange from Citigroup Global Markets Limited as part of its buy-back announced on 2 August 2021:

Date of purchase:	29 October 2021
Number of ordinary shares purchased:	2,800,000
Highest price paid per share:	202.9500p
Lowest price paid per share:	197.1800p
Volume weighted average price paid per share:	201.5213p

The Company intends to cancel all of the purchased ordinary shares.

Following the cancellation of the repurchased shares, the Company's issued share capital consists of 16,812,991,220 ordinary shares with voting rights.

There are no ordinary shares held in Treasury.

The above figure (16,812,991,220) may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014, as it forms part of Retained EU Law as defined in the European Union (Withdrawal) Act 2018, a full breakdown of the individual purchases of ordinary shares made by Citigroup Global Markets Limited on behalf of the Company can be found at:

http://www.rns-pdf.londonstockexchange.com/rns/7986Q_1-2021-10-29.pdf

Since the commencement of the share buy-back programme announced on 2 August 2021, the Company has purchased 192,715,919 ordinary shares on the London Stock Exchange in aggregate at a weighted average price of 185.0055p per ordinary share.

- ENDS -

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Chris Manners	Tom Hoskin
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Exhibit No. 2

1 November 2021

Barclays PLC

Total Voting Rights

In accordance with the Financial Conduct Authority's (FCA) Disclosure Guidance and Transparency Rule 5.6.1R, Barclays PLC notifies the market that as of 31 October 2021, Barclays PLC's issued share capital consists of 16,812,991,220 Ordinary shares with voting rights.

There are no Ordinary shares held in Treasury.

The above figure (16,812,991,220) may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, Barclays PLC under the FCA's Disclosure Guidance and Transparency Rules.

- Ends -

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 Exhibit No. 3

 02 November 2021

Barclays PLC

Transaction in own shares

Barclays PLC (the "Company") announces that it has purchased for cancellation the following number of its ordinary shares of 25 pence each on the London Stock Exchange from Citigroup Global Markets Limited as part of its buy-back announced on 2 August 2021:

Date of purchase:	01 November 2021
Number of ordinary shares purchased:	3,338,019
Highest price paid per share:	200.8500p
Lowest price paid per share:	195.3400p
Volume weighted average price paid per share:	199.3774p

The Company intends to cancel all of the purchased ordinary shares.

Following the cancellation of the repurchased shares, the Company's issued share capital consists of 16,809,664,603 ordinary shares with voting rights.

There are no ordinary shares held in Treasury.

The above figure (16,809,664,603) may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014, as it forms part of Retained EU Law as defined in the European Union (Withdrawal) Act 2018, a full breakdown of the individual purchases of ordinary shares made by Citigroup Global Markets Limited on behalf of the Company can be found at:

http://www.rns-pdf.londonstockexchange.com/rns/9877Q_1-2021-11-1.pdf

Since the commencement of the share buy-back programme announced on 2 August 2021, the Company has purchased 196,053,938 ordinary shares on the London Stock Exchange in aggregate at a weighted average price of 185.2502p per ordinary share.

- ENDS -

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Chris Manners	Tom Hoskin
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Exhibit No. 4

2 November 2021

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Alistair Currie
2	Reason for the notification
a)	Position/status	Head of Barclays Corporate Banking
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4.1	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares with a nominal value of 25 pence each ("Shares") GB0031348658
b)	Nature of the transaction	Acquisition of Shares following the exercise of an option granted under the Barclays Group SAYE Share Option Scheme.
c)	Price(s) and volume(s)	Price(s)	Volume(s): Gross Number of Shares received
		£1.51 per Share	7,152
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2021-11-01
f)	Place of the transaction	London Stock Exchange (XLON)
For further information please contact:

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Exhibit No. 5

Publication of Base Prospectus Supplement

The following base prospectus supplement ("Prospectus Supplement") has been approved by the Financial Conduct Authority and is available for viewing:

Prospectus Supplement No. 4 dated 2 November 2021 to the Base Prospectus dated 11 March 2021 for the Barclays PLC £60,000,000,000 Debt Issuance Programme ("Base Prospectus").

Please read the disclaimer below "Disclaimer - Intended Addressees" before attempting to access this service, as your right to do so is conditional upon complying with the requirements set out below.

To view the full document, please paste the following URL into the address bar of your browser:

http://www.rns-pdf.londonstockexchange.com/rns/1137R_1-2021-11-2.pdf

A copy of the above document has been submitted to the National Storage Mechanism and will shortly be available for inspection at:

https://data.fca.org.uk/#/nsm/nationalstoragemechanism

For further information, please contact:

Barclays Treasury
1 Churchill Place
Canary Wharf
London E14 5HP

DISCLAIMER - INTENDED ADDRESSEES

IMPORTANT: You must read the following before continuing: The following applies to the Prospectus Supplement available by clicking on the link above, and you are therefore advised to read this carefully before reading, accessing or making any other use of the Prospectus Supplement. In accessing the Prospectus Supplement, you agree to be bound by the following terms and conditions, including any modifications to them, any time you receive any information from us as a result of such access.

THE PROSPECTUS SUPPLEMENT MAY NOT BE FORWARDED OR DISTRIBUTED OTHER THAN AS PROVIDED BELOW AND MAY NOT BE REPRODUCED IN ANY MANNER WHATSOEVER. THE PROSPECTUS SUPPLEMENT MAY ONLY BE DISTRIBUTED OUTSIDE THE UNITED STATES TO PERSONS THAT ARE NOT U.S. PERSONS AS DEFINED IN, AND IN RELIANCE ON, REGULATION S UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT") OR WITHIN THE UNITED STATES TO QIBs (AS DEFINED BELOW) IN ACCORDANCE WITH RULE 144A UNDER THE SECURITIES ACT ("RULE 144A"). ANY FORWARDING, DISTRIBUTION OR REPRODUCTION OF THE PROSPECTUS SUPPLEMENT IN WHOLE OR IN PART IS PROHIBITED. FAILURE TO COMPLY WITH THIS NOTICE MAY RESULT IN A VIOLATION OF THE SECURITIES ACT OR THE APPLICABLE LAWS OF OTHER JURISDICTIONS.

NOTHING IN THIS ELECTRONIC PUBLICATION CONSTITUTES AN OFFER OF SECURITIES FOR SALE IN ANY JURISDICTION. ANY NOTES ISSUED OR TO BE ISSUED PURSUANT TO THE BASE PROSPECTUS AND THE PROSPECTUS SUPPLEMENT HAVE NOT BEEN, AND WILL NOT BE, REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE OF THE UNITED STATES OR OTHER JURISDICTION. ANY NOTES ISSUED OR TO BE ISSUED PURSUANT TO THE BASE PROSPECTUS AND THE PROSPECTUS SUPPLEMENT MAY NOT BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED EXCEPT (1) IN ACCORDANCE WITH RULE 144A UNDER THE SECURITIES ACT TO PERSONS REASONABLY BELIEVED TO BE QUALIFIED INSTITUTIONAL BUYERS (EACH A "QIB") WITHIN THE MEANING OF RULE 144A OR (2) IN AN OFFSHORE TRANSACTION TO A PERSON THAT IS NOT A U.S. PERSON IN ACCORDANCE WITH RULE 903 OR RULE 904 OF REGULATION S UNDER THE SECURITIES ACT.

Please note that the information contained in the Base Prospectus and the Prospectus Supplement may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Base Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Base Prospectus is not addressed. Prior to relying on the information contained in the Base Prospectus and the Prospectus Supplement you must ascertain from the Base Prospectus whether or not you are part of the intended addressees of the information contained therein.

Confirmation of your Representation: In order to be eligible to view the Prospectus Supplement or make an investment decision with respect to any Notes issued or to be issued pursuant to the Base Prospectus and the Prospectus Supplement, you must be (i) a person other than a U.S. person (within the meaning of Regulation S under the Securities Act); or (ii) a QIB that is acquiring the securities for its own account or for the account of another QIB. By accessing the Prospectus Supplement, you shall be deemed to have represented that you and any customers you represent are not U.S. persons (as defined in Regulation S to the Securities Act) or that you are a QIB, and that you consent to delivery of the Prospectus Supplement and any supplements thereto via electronic publication.

You are reminded that the Prospectus Supplement has been made available to you on the basis that you are a person into whose possession the Prospectus Supplement may be lawfully delivered in accordance with the laws of the jurisdiction in which you are located and you may not, nor are you authorised to, deliver the Prospectus Supplement to any other person.

The Prospectus Supplement does not constitute, and may not be used in connection with, an offer or solicitation in any place where offers or solicitations are not permitted by law. If a jurisdiction requires that the offering be made by a licensed broker or dealer and the underwriters or any affiliate of the underwriters is a licensed broker or dealer in that jurisdiction, the offering shall be deemed to be made by the underwriters or such affiliate on behalf of the issuer in such jurisdiction. Under no circumstances shall the Prospectus Supplement constitute an offer to sell, or the solicitation of an offer to buy, nor shall there be any sale of any Notes issued or to be issued pursuant to the Base Prospectus and the Prospectus Supplement, in any jurisdiction in which such offer, solicitation or sale would be unlawful.

The Prospectus Supplement has been made available to you in an electronic form. You are reminded that documents transmitted via this medium may be altered or changed during the process of electronic transmission and consequently none of the issuer, its advisers nor any person who controls any of them nor any director, officer, employee nor agent of it or affiliate of any such person accepts any liability or responsibility whatsoever in respect of any difference between the Prospectus Supplement made available to you in electronic format and the hard copy version available to you on request from the issuer.

Your right to access this service is conditional upon complying with the above requirement.

Exhibit No. 6

03 November 2021

Barclays PLC

Transaction in own shares

Barclays PLC (the "Company") announces that it has purchased for cancellation the following number of its ordinary shares of 25 pence each on the London Stock Exchange from Citigroup Global Markets Limited as part of its buy-back announced on 2 August 2021:

Date of purchase:	02 November 2021
Number of ordinary shares purchased:	4,030,875
Highest price paid per share:	200.1500p
Lowest price paid per share:	195.5000p
Volume weighted average price paid per share:	196.8977p

The Company intends to cancel all of the purchased ordinary shares.

Following the cancellation of the repurchased shares, the Company's issued share capital consists of 16,812,019,928 ordinary shares with voting rights.

There are no ordinary shares held in Treasury.

The above figure (16,812,019,928) may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014, as it forms part of Retained EU Law as defined in the European Union (Withdrawal) Act 2018, a full breakdown of the individual purchases of ordinary shares made by Citigroup Global Markets Limited on behalf of the Company can be found at:

http://www.rns-pdf.londonstockexchange.com/rns/1312R_1-2021-11-2.pdf

Since the commencement of the share buy-back programme announced on 2 August 2021, the Company has purchased 200,084,813 ordinary shares on the London Stock Exchange in aggregate at a weighted average price of 185.4848p per ordinary share.

- ENDS -

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Investor Relations	Media Relations
Chris Manners	Tom Hoskin
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Exhibit No. 7

04 November 2021

Barclays PLC

Transaction in own shares

Barclays PLC (the "Company") announces that it has purchased for cancellation the following number of its ordinary shares of 25 pence each on the London Stock Exchange from Citigroup Global Markets Limited as part of its buy-back announced on 2 August 2021:

Date of purchase:	03 November 2021
Number of ordinary shares purchased:	3,350,000
Highest price paid per share:	200.0000p
Lowest price paid per share:	198.1400p
Volume weighted average price paid per share:	199.2970p

The Company intends to cancel all of the purchased ordinary shares.

Following the cancellation of the repurchased shares, the Company's issued share capital consists of 16,809,521,653 ordinary shares with voting rights.

There are no ordinary shares held in Treasury.

The above figure (16,809,521,653) may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014, as it forms part of Retained EU Law as defined in the European Union (Withdrawal) Act 2018, a full breakdown of the individual purchases of ordinary shares made by Citigroup Global Markets Limited on behalf of the Company can be found at:

http://www.rns-pdf.londonstockexchange.com/rns/2788R_1-2021-11-3.pdf

Since the commencement of the share buy-back programme announced on 2 August 2021, the Company has purchased 203,434,813 ordinary shares on the London Stock Exchange in aggregate at a weighted average price of 185.7123p per ordinary share.

- ENDS -

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Investor Relations	Media Relations
Chris Manners	Tom Hoskin
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Exhibit No. 8

05 November 2021

Barclays PLC

Transaction in own shares

Barclays PLC (the "Company") announces that it has purchased for cancellation the following number of its ordinary shares of 25 pence each on the London Stock Exchange from Citigroup Global Markets Limited as part of its buy-back announced on 2 August 2021:

Date of purchase:	04 November 2021
Number of ordinary shares purchased:	6,300,000
Highest price paid per share:	200.6000p
Lowest price paid per share:	191.2400p
Volume weighted average price paid per share:	194.0704p

The Company intends to cancel all of the purchased ordinary shares.

Following the cancellation of the repurchased shares, the Company's issued share capital consists of 16,803,797,226 ordinary shares with voting rights.

There are no ordinary shares held in Treasury.

The above figure (16,803,797,226) may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014, as it forms part of Retained EU Law as defined in the European Union (Withdrawal) Act 2018, a full breakdown of the individual purchases of ordinary shares made by Citigroup Global Markets Limited on behalf of the Company can be found at:

http://www.rns-pdf.londonstockexchange.com/rns/4277R_1-2021-11-4.pdf

Since the commencement of the share buy-back programme announced on 2 August 2021, the Company has purchased 209,734,813 ordinary shares on the London Stock Exchange in aggregate at a weighted average price of 185.9633p per ordinary share.

- ENDS -

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Investor Relations	Media Relations
Chris Manners	Tom Hoskin
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Exhibit No. 9

08 November 2021

Barclays PLC

Transaction in own shares

Barclays PLC (the "Company") announces that it has purchased for cancellation the following number of its ordinary shares of 25 pence each on the London Stock Exchange from Citigroup Global Markets Limited as part of its buy-back announced on 2 August 2021:

Date of purchase:	05 November 2021
Number of ordinary shares purchased:	4,000,000
Highest price paid per share:	194.3400p
Lowest price paid per share:	192.0000p
Volume weighted average price paid per share:	193.1116p

The Company intends to cancel all of the purchased ordinary shares.

Following the cancellation of the repurchased shares, the Company's issued share capital consists of 16,800,235,081 ordinary shares with voting rights.

There are no ordinary shares held in Treasury.

The above figure (16,800,235,081) may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014, as it forms part of Retained EU Law as defined in the European Union (Withdrawal) Act 2018, a full breakdown of the individual purchases of ordinary shares made by Citigroup Global Markets Limited on behalf of the Company can be found at:

http://www.rns-pdf.londonstockexchange.com/rns/5645R_1-2021-11-5.pdf

Since the commencement of the share buy-back programme announced on 2 August 2021, the Company has purchased 213,734,813 ordinary shares on the London Stock Exchange in aggregate at a weighted average price of 186.0971p per ordinary share.

- ENDS -

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Investor Relations	Media Relations
Chris Manners	Tom Hoskin
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Exhibit No. 10

09 November 2021

Barclays PLC

Transaction in own shares

Barclays PLC (the "Company") announces that it has purchased for cancellation the following number of its ordinary shares of 25 pence each on the London Stock Exchange from Citigroup Global Markets Limited as part of its buy-back announced on 2 August 2021:

Date of purchase:	08 November 2021
Number of ordinary shares purchased:	3,200,000
Highest price paid per share:	194.4800p
Lowest price paid per share:	190.4600p
Volume weighted average price paid per share:	192.5712p

The Company intends to cancel all of the purchased ordinary shares.

Following the cancellation of the repurchased shares, the Company's issued share capital consists of 16,798,899,135 ordinary shares with voting rights.

There are no ordinary shares held in Treasury.

The above figure (16,798,899,135) may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014, as it forms part of Retained EU Law as defined in the European Union (Withdrawal) Act 2018, a full breakdown of the individual purchases of ordinary shares made by Citigroup Global Markets Limited on behalf of the Company can be found at:

http://www.rns-pdf.londonstockexchange.com/rns/7215R_1-2021-11-8.pdf

Since the commencement of the share buy-back programme announced on 2 August 2021, the Company has purchased 216,934,813 ordinary shares on the London Stock Exchange in aggregate at a weighted average price of 186.1926p per ordinary share.

- ENDS -

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Investor Relations	Media Relations
Chris Manners	Tom Hoskin
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Exhibit No. 11

10 November 2021

Barclays PLC

Transaction in own shares

Barclays PLC (the "Company") announces that it has purchased for cancellation the following number of its ordinary shares of 25 pence each on the London Stock Exchange from Citigroup Global Markets Limited as part of its buy-back announced on 2 August 2021:

Date of purchase:	09 November 2021
Number of ordinary shares purchased:	3,600,000
Highest price paid per share:	192.8400p
Lowest price paid per share:	189.8600p
Volume weighted average price paid per share:	191.4601p

The Company intends to cancel all of the purchased ordinary shares.

Following the cancellation of the repurchased shares, the Company's issued share capital consists of 16,795,512,293 ordinary shares with voting rights.

There are no ordinary shares held in Treasury.

The above figure (16,795,512,293) may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014, as it forms part of Retained EU Law as defined in the European Union (Withdrawal) Act 2018, a full breakdown of the individual purchases of ordinary shares made by Citigroup Global Markets Limited on behalf of the Company can be found at:

http://www.rns-pdf.londonstockexchange.com/rns/8643R_1-2021-11-9.pdf

Since the commencement of the share buy-back programme announced on 2 August 2021, the Company has purchased 220,534,813 ordinary shares on the London Stock Exchange in aggregate at a weighted average price of 186.2786p per ordinary share.

- ENDS -

For further information, please contact:

Investor Relations	Media Relations
Chris Manners	Tom Hoskin
+44 (0)20 7773 2136	+44 (0)20 7116 4755

Exhibit No. 12

11 November 2021

Barclays PLC

Transaction in own shares

Barclays PLC (the "Company") announces that it has purchased for cancellation the following number of its ordinary shares of 25 pence each on the London Stock Exchange from Citigroup Global Markets Limited as part of its buy-back announced on 2 August 2021:

Date of purchase:	10 November 2021
Number of ordinary shares purchased:	3,450,000
Highest price paid per share:	193.9400p
Lowest price paid per share:	190.7600p
Volume weighted average price paid per share:	192.5970p

The Company intends to cancel all of the purchased ordinary shares.

Following the cancellation of the repurchased shares, the Company's issued share capital consists of 16,792,164,810 ordinary shares with voting rights.

There are no ordinary shares held in Treasury.

The above figure (16,792,164,810) may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014, as it forms part of Retained EU Law as defined in the European Union (Withdrawal) Act 2018, a full breakdown of the individual purchases of ordinary shares made by Citigroup Global Markets Limited on behalf of the Company can be found at:

http://www.rns-pdf.londonstockexchange.com/rns/0116S_1-2021-11-10.pdf

Since the commencement of the share buy-back programme announced on 2 August 2021, the Company has purchased 223,984,813 ordinary shares on the London Stock Exchange in aggregate at a weighted average price of 186.3759p per ordinary share.

- ENDS -

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Investor Relations	Media Relations
Chris Manners	Tom Hoskin
+44 (0)20 7773 2136	+44 (0)20 7116 4755

Exhibit No. 13

12 November 2021

Barclays PLC

Transaction in own shares

Barclays PLC (the "Company") announces that it has purchased for cancellation the following number of its ordinary shares of 25 pence each on the London Stock Exchange from Citigroup Global Markets Limited as part of its buy-back announced on 2 August 2021:

Date of purchase:	11 November 2021
Number of ordinary shares purchased:	1,312,340
Highest price paid per share:	196.5000p
Lowest price paid per share:	194.0200p
Volume weighted average price paid per share:	195.4907p

The Company intends to cancel all of the purchased ordinary shares.

Following the cancellation of the repurchased shares, the Company's issued share capital consists of 16,790,980,440 ordinary shares with voting rights.

There are no ordinary shares held in Treasury.

The above figure (16,790,980,440) may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014, as it forms part of Retained EU Law as defined in the European Union (Withdrawal) Act 2018, a full breakdown of the individual purchases of ordinary shares made by Citigroup Global Markets Limited on behalf of the Company can be found at:

http://www.rns-pdf.londonstockexchange.com/rns/1582S_1-2021-11-11.pdf

Since the commencement of the share buy-back programme announced on 2 August 2021, the Company has purchased 225,297,153 ordinary shares on the London Stock Exchange in aggregate at a weighted average price of 186.4290p per ordinary share.

- ENDS -

For further information, please contact:

Investor Relations	Media Relations
Chris Manners	Tom Hoskin
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Exhibit No. 14

15 November 2021

Barclays PLC

Transaction in own shares

Barclays PLC (the "Company") announces that it has purchased for cancellation the following number of its ordinary shares of 25 pence each on the London Stock Exchange from Citigroup Global Markets Limited as part of its buy-back announced on 2 August 2021:

Date of purchase:	12 November 2021
Number of ordinary shares purchased:	2,700,000
Highest price paid per share:	196.8400p
Lowest price paid per share:	194.5400p
Volume weighted average price paid per share:	195.1896p

The Company intends to cancel all of the purchased ordinary shares.

Following the cancellation of the repurchased shares, the Company's issued share capital consists of 16,788,532,285 ordinary shares with voting rights.

There are no ordinary shares held in Treasury.

The above figure (16,788,532,285) may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014, as it forms part of Retained EU Law as defined in the European Union (Withdrawal) Act 2018, a full breakdown of the individual purchases of ordinary shares made by Citigroup Global Markets Limited on behalf of the Company can be found at:

http://www.rns-pdf.londonstockexchange.com/rns/3004S_1-2021-11-12.pdf

Since the commencement of the share buy-back programme announced on 2 August 2021, the Company has purchased 227,997,153 ordinary shares on the London Stock Exchange in aggregate at a weighted average price of 186.5327p per ordinary share.

- ENDS -

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Exhibit No. 15

16 November 2021

Barclays PLC

Transaction in own shares

Barclays PLC (the "Company") announces that it has purchased for cancellation the following number of its ordinary shares of 25 pence each on the London Stock Exchange from Citigroup Global Markets Limited as part of its buy-back announced on 2 August 2021:

Date of purchase:	15 November 2021
Number of ordinary shares purchased:	2,000,000
Highest price paid per share:	197.4600p
Lowest price paid per share:	193.7400p
Volume weighted average price paid per share:	196.2285p

The Company intends to cancel all of the purchased ordinary shares.

Following the cancellation of the repurchased shares, the Company's issued share capital consists of 16,786,657,455 ordinary shares with voting rights.

There are no ordinary shares held in Treasury.

The above figure (16,786,657,455) may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014, as it forms part of Retained EU Law as defined in the European Union (Withdrawal) Act 2018, a full breakdown of the individual purchases of ordinary shares made by Citigroup Global Markets Limited on behalf of the Company can be found at:

http://www.rns-pdf.londonstockexchange.com/rns/4491S_1-2021-11-15.pdf

Since the commencement of the share buy-back programme announced on 2 August 2021, the Company has purchased 229,997,153 ordinary shares on the London Stock Exchange in aggregate at a weighted average price of 186.6170p per ordinary share.

- ENDS -

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Exhibit No. 16

17 November 2021

Barclays PLC

Transaction in own shares

Barclays PLC (the "Company") announces that it has purchased for cancellation the following number of its ordinary shares of 25 pence each on the London Stock Exchange from Citigroup Global Markets Limited as part of its buy-back announced on 2 August 2021:

Date of purchase:	16 November 2021
Number of ordinary shares purchased:	2,700,000
Highest price paid per share:	197.4400p
Lowest price paid per share:	194.7000p
Volume weighted average price paid per share:	195.6706p

The Company intends to cancel all of the purchased ordinary shares.

Following the cancellation of the repurchased shares, the Company's issued share capital consists of 16,784,126,483 ordinary shares with voting rights.

There are no ordinary shares held in Treasury.

The above figure (16,784,126,483) may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014, as it forms part of Retained EU Law as defined in the European Union (Withdrawal) Act 2018, a full breakdown of the individual purchases of ordinary shares made by Citigroup Global Markets Limited on behalf of the Company can be found at:

http://www.rns-pdf.londonstockexchange.com/rns/6015S_1-2021-11-16.pdf

Since the commencement of the share buy-back programme announced on 2 August 2021, the Company has purchased 232,697,153 ordinary shares on the London Stock Exchange in aggregate at a weighted average price of 186.7221p per ordinary share.

- ENDS -

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Exhibit No. 17

17 November 2021

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Laura Padovani
2	Reason for the notification
a)	Position/status	Group Chief Compliance Officer
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares in Barclays PLC with a nominal value of 25p each ("Shares") GB0031348658
b)	Nature of the transaction	Disposal of Shares by Solium Capital UK Limited in its capacity as administrator of the Barclays' nominee service.
c)	Price(s) and volume(s)	300,000 Shares sold at an aggregate sale price of £587,664.10 as follows:
		Price(s)	Volume(s): Number of Shares sold
		£1.9582 per Share	27,364

		Price(s)	Volume(s): Number of Shares sold
		£1.9588 per Share	68,147

		Price(s)	Volume(s): Number of Shares sold
		£1.959 per Share	204,489
d)	Aggregated information - Aggregated volume - Price	Average Weighted Price	Aggregated Volume: Number of Shares sold
		£1.9589	300,000
e)	Date of the transaction	2021-11-16
f)	Place of the transaction	London Stock Exchange (XLON)

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Exhibit No. 18

18 November 2021

Barclays PLC

Transaction in own shares

Barclays PLC (the "Company") announces that it has purchased for cancellation the following number of its ordinary shares of 25 pence each on the London Stock Exchange from Citigroup Global Markets Limited as part of its buy-back announced on 2 August 2021:

Date of purchase:	17 November 2021
Number of ordinary shares purchased:	2,600,000
Highest price paid per share:	197.7000p
Lowest price paid per share:	195.6000p
Volume weighted average price paid per share:	196.6992p

The Company intends to cancel all of the purchased ordinary shares.

Following the cancellation of the repurchased shares, the Company's issued share capital consists of 16,781,636,811 ordinary shares with voting rights.

There are no ordinary shares held in Treasury.

The above figure (16,781,636,811) may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014, as it forms part of Retained EU Law as defined in the European Union (Withdrawal) Act 2018, a full breakdown of the individual purchases of ordinary shares made by Citigroup Global Markets Limited on behalf of the Company can be found at:

http://www.rns-pdf.londonstockexchange.com/rns/7442S_1-2021-11-17.pdf

Since the commencement of the share buy-back programme announced on 2 August 2021, the Company has purchased 235,297,153 ordinary shares on the London Stock Exchange in aggregate at a weighted average price of 186.8323p per ordinary share.

- ENDS -

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Exhibit No. 19

19 November 2021

Barclays PLC

Transaction in own shares

Barclays PLC (the "Company") announces that it has purchased for cancellation the following number of its ordinary shares of 25 pence each on the London Stock Exchange from Citigroup Global Markets Limited as part of its buy-back announced on 2 August 2021:

Date of purchase:	18 November 2021
Number of ordinary shares purchased:	3,000,000
Highest price paid per share:	197.1200p
Lowest price paid per share:	194.7200p
Volume weighted average price paid per share:	196.1623p

The Company intends to cancel all of the purchased ordinary shares.

Following the cancellation of the repurchased shares, the Company's issued share capital consists of 16,778,786,781 ordinary shares with voting rights.

There are no ordinary shares held in Treasury.

The above figure (16,778,786,781) may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014, as it forms part of Retained EU Law as defined in the European Union (Withdrawal) Act 2018, a full breakdown of the individual purchases of ordinary shares made by Citigroup Global Markets Limited on behalf of the Company can be found at:

http://www.rns-pdf.londonstockexchange.com/rns/8917S_1-2021-11-18.pdf

Since the commencement of the share buy-back programme announced on 2 August 2021, the Company has purchased 238,297,153 ordinary shares on the London Stock Exchange in aggregate at a weighted average price of 186.9498p per ordinary share.

- ENDS -

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Exhibit No. 20

22 November 2021

Barclays PLC

Transaction in own shares

Barclays PLC (the "Company") announces that it has purchased for cancellation the following number of its ordinary shares of 25 pence each on the London Stock Exchange from Citigroup Global Markets Limited as part of its buy-back announced on 2 August 2021:

Date of purchase:	19 November 2021
Number of ordinary shares purchased:	4,800,000
Highest price paid per share:	196.9200p
Lowest price paid per share:	189.1200p
Volume weighted average price paid per share:	191.9649p

The Company intends to cancel all of the purchased ordinary shares.

Following the cancellation of the repurchased shares, the Company's issued share capital consists of 16,774,049,286 ordinary shares with voting rights.

There are no ordinary shares held in Treasury.

The above figure (16,774,049,286) may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014, as it forms part of Retained EU Law as defined in the European Union (Withdrawal) Act 2018, a full breakdown of the individual purchases of ordinary shares made by Citigroup Global Markets Limited on behalf of the Company can be found at:

http://www.rns-pdf.londonstockexchange.com/rns/0363T_1-2021-11-19.pdf

Since the commencement of the share buy-back programme announced on 2 August 2021, the Company has purchased 243,097,153 ordinary shares on the London Stock Exchange in aggregate at a weighted average price of 187.0488p per ordinary share.

- ENDS -

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Chris Manners	Tom Hoskin
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Exhibit No. 21

23 November 2021

Barclays PLC

Transaction in own shares

Barclays PLC (the "Company") announces that it has purchased for cancellation the following number of its ordinary shares of 25 pence each on the London Stock Exchange from Citigroup Global Markets Limited as part of its buy-back announced on 2 August 2021:

Date of purchase:	22 November 2021
Number of ordinary shares purchased:	3,000,000
Highest price paid per share:	195.3000p
Lowest price paid per share:	191.4600p
Volume weighted average price paid per share:	193.5397p

The Company intends to cancel all of the purchased ordinary shares.

Following the cancellation of the repurchased shares, the Company's issued share capital consists of 16,771,119,707 ordinary shares with voting rights.

There are no ordinary shares held in Treasury.

The above figure (16,771,119,707) may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014, as it forms part of Retained EU Law as defined in the European Union (Withdrawal) Act 2018, a full breakdown of the individual purchases of ordinary shares made by Citigroup Global Markets Limited on behalf of the Company can be found at:

http://www.rns-pdf.londonstockexchange.com/rns/1866T_1-2021-11-22.pdf

Since the commencement of the share buy-back programme announced on 2 August 2021, the Company has purchased 246,097,153 ordinary shares on the London Stock Exchange in aggregate at a weighted average price of 187.1280p per ordinary share.

- ENDS -

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Exhibit No. 22

24 November 2021

Barclays PLC

Transaction in own shares

Barclays PLC (the "Company") announces that it has purchased for cancellation the following number of its ordinary shares of 25 pence each on the London Stock Exchange from Citigroup Global Markets Limited as part of its buy-back announced on 2 August 2021:

Date of purchase:	23 November 2021
Number of ordinary shares purchased:	2,800,000
Highest price paid per share:	195.6800p
Lowest price paid per share:	191.9200p
Volume weighted average price paid per share:	193.7648p

The Company intends to cancel all of the purchased ordinary shares.

Following the cancellation of the repurchased shares, the Company's issued share capital consists of 16,768,404,110 ordinary shares with voting rights.

There are no ordinary shares held in Treasury.

The above figure (16,768,404,110) may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014, as it forms part of Retained EU Law as defined in the European Union (Withdrawal) Act 2018, a full breakdown of the individual purchases of ordinary shares made by Citigroup Global Markets Limited on behalf of the Company can be found at:

http://www.rns-pdf.londonstockexchange.com/rns/3347T_1-2021-11-23.pdf

Since the commencement of the share buy-back programme announced on 2 August 2021, the Company has purchased 248,897,153 ordinary shares on the London Stock Exchange in aggregate at a weighted average price of 187.2026p per ordinary share.

- ENDS -

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Chris Manners	Tom Hoskin
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Exhibit No. 23

25 November 2021

Barclays PLC

Transaction in own shares

Barclays PLC (the "Company") announces that it has purchased for cancellation the following number of its ordinary shares of 25 pence each on the London Stock Exchange from Citigroup Global Markets Limited as part of its buy-back announced on 2 August 2021:

Date of purchase:	24 November 2021
Number of ordinary shares purchased:	4,500,000
Highest price paid per share:	195.5400p
Lowest price paid per share:	192.4600p
Volume weighted average price paid per share:	193.4758p

The Company intends to cancel all of the purchased ordinary shares.

Following the cancellation of the repurchased shares, the Company's issued share capital consists of 16,763,976,561 ordinary shares with voting rights.

There are no ordinary shares held in Treasury.

The above figure (16,763,976,561) may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014, as it forms part of Retained EU Law as defined in the European Union (Withdrawal) Act 2018, a full breakdown of the individual purchases of ordinary shares made by Citigroup Global Markets Limited on behalf of the Company can be found at:

http://www.rns-pdf.londonstockexchange.com/rns/5165T_1-2021-11-24.pdf

Since the commencement of the share buy-back programme announced on 2 August 2021, the Company has purchased 253,397,153 ordinary shares on the London Stock Exchange in aggregate at a weighted average price of 187.3140p per ordinary share.

- ENDS -

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Exhibit No. 24

26 November 2021

Barclays PLC

Transaction in own shares

Barclays PLC (the "Company") announces that it has purchased for cancellation the following number of its ordinary shares of 25 pence each on the London Stock Exchange from Citigroup Global Markets Limited as part of its buy-back announced on 2 August 2021:

Date of purchase:	25 November 2021
Number of ordinary shares purchased:	1,400,000
Highest price paid per share:	195.6800p
Lowest price paid per share:	192.9200p
Volume weighted average price paid per share:	194.3266p

The Company intends to cancel all of the purchased ordinary shares.

Following the cancellation of the repurchased shares, the Company's issued share capital consists of 16,762,625,266 ordinary shares with voting rights.

There are no ordinary shares held in Treasury.

The above figure (16,762,625,266) may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014, as it forms part of Retained EU Law as defined in the European Union (Withdrawal) Act 2018, a full breakdown of the individual purchases of ordinary shares made by Citigroup Global Markets Limited on behalf of the Company can be found at:

http://www.rns-pdf.londonstockexchange.com/rns/6563T_1-2021-11-25.pdf

Since the commencement of the share buy-back programme announced on 2 August 2021, the Company has purchased 254,797,153 ordinary shares on the London Stock Exchange in aggregate at a weighted average price of 187.3525p per ordinary share.

- ENDS -

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Exhibit No. 25

29 November 2021

Barclays PLC

Transaction in own shares

Barclays PLC (the "Company") announces that it has purchased for cancellation the following number of its ordinary shares of 25 pence each on the London Stock Exchange from Citigroup Global Markets Limited as part of its buy-back announced on 2 August 2021:

Date of purchase:	26 November 2021
Number of ordinary shares purchased:	5,600,000
Highest price paid per share:	189.0800p
Lowest price paid per share:	182.7800p
Volume weighted average price paid per share:	185.5647p

The Company intends to cancel all of the purchased ordinary shares.

Following the cancellation of the repurchased shares, the Company's issued share capital consists of 16,757,114,491 ordinary shares with voting rights.

There are no ordinary shares held in Treasury.

The above figure (16,757,114,491) may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014, as it forms part of Retained EU Law as defined in the European Union (Withdrawal) Act 2018, a full breakdown of the individual purchases of ordinary shares made by Citigroup Global Markets Limited on behalf of the Company can be found at:

http://www.rns-pdf.londonstockexchange.com/rns/7930T_1-2021-11-26.pdf

Since the commencement of the share buy-back programme announced on 2 August 2021, the Company has purchased 260,397,153 ordinary shares on the London Stock Exchange in aggregate at a weighted average price of 187.3141p per ordinary share.

- ENDS -

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Exhibit No. 26

30 November 2021

Barclays PLC

Transaction in own shares

Barclays PLC (the "Company") announces that it has purchased for cancellation the following number of its ordinary shares of 25 pence each on the London Stock Exchange from Citigroup Global Markets Limited as part of its buy-back announced on 2 August 2021:

Date of purchase:	29 November 2021
Number of ordinary shares purchased:	6,590,494
Highest price paid per share:	187.3200p
Lowest price paid per share:	183.5800p
Volume weighted average price paid per share:	185.7132p

The Company intends to cancel all of the purchased ordinary shares.

Following the cancellation of the repurchased shares, the Company's issued share capital consists of 16,750,590,177 ordinary shares with voting rights.

There are no ordinary shares held in Treasury.

The above figure (16,750,590,177) may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014, as it forms part of Retained EU Law as defined in the European Union (Withdrawal) Act 2018, a full breakdown of the individual purchases of ordinary shares made by Citigroup Global Markets Limited on behalf of the Company can be found at:

http://www.rns-pdf.londonstockexchange.com/rns/9494T_1-2021-11-29.pdf

The Company announces that, following the purchase of these shares, the share buy-back programme announced on 2 August 2021 has completed. Since the commencement of the buy-back, the Company has repurchased for cancellation 266,987,647 ordinary shares at a volume weighted average price of 187.2746 pence per ordinary share for a total consideration of approximately £500 million.

- ENDS -

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Chris Manners	Tom Hoskin
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